Exhibit 99.1

Ambow Education Announces Acquisition of Bay State College in Boston

BEIJING, November 20, 2017 – Ambow Education Holding Ltd. (“Ambow”), a leading national provider of educational and career enhancement services in China, today announced its wholly-owned Delaware subsidiary, Ambow BSC Inc., has completed the acquisition of Bay State College, a private college located in Boston, Massachusetts. The terms of the acquisition were not disclosed. Founded in 1946, Bay State College offers career-focused post-secondary education with Associates and Bachelor’s programs in Business, Information Technology, Healthcare, Criminal Justice and Fashion.

“We’re very excited to announce the acquisition of Bay State College, which is an excellent addition to our career-oriented international education portfolio,” commented Dr. Jin Huang, Ambow’s President and Chief Executive Officer, “The investment in Bay State College aligns perfectly with our growth strategy and creates tremendous value in our effort to address the rising demand for studying abroad and the pursuit of international career opportunities among Chinese students. With its commitment to delivering high quality career-focused education across popular majors and its culture of excellence with an intense focus on students’ academic and career outcomes, Bay State College also resonates well with our mission and educational philosophy. Looking ahead, we will continue to foster our partnership with high-quality US colleges providing students with an efficient and effective passageway to international education and opportunities to develop career paths overseas with professional skills and confidence.”

“On behalf of the College’s Board of Trustees, we are excited to announce the acquisition of Bay State College by Ambow,” said Bay State College’s President, Craig F. Pfannenstiehl. “For the Board, the most important value we were looking for in an acquisition partner was a dedication to the ideal that serving students is what comes first. When I met Dr. Jin Huang in July 2016 to discuss ways our organizations could collaborate, I was most impressed with her passion for improving lives through education. Dr. Huang is a renowned entrepreneur, growing Ambow from the ground up, and we are excited to be working with her team at Ambow. Ambow can provide the resources for Bay State to thrive and build upon its already successful 71 year history.”

Bay State College is accredited by the Commission on Institutions of Higher Education (CIHE) of New England Association of Schools and Colleges (NEASC) and eligible to participate in federal student aid programs under Title IV of the U.S. Higher Education Act. Bay State College’s academic programs are delivered at its main campus in Boston, Massachusetts, a branch location in Taunton, Massachusetts and online.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

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About Bay State College

Bay State College was founded in 1946. Bay State College is a private college whose mission is to prepare students for successful careers and global citizenship through academic rigor and individualized support. Bay State College accomplishes this mission by providing a learning environment where teaching excellence and student services are blended to support the uniqueness of individual students, preparing them to achieve their full potential as ethically and socially aware citizens. For several years, Bay State College was named to the Presidents’ Higher Education Community Service Honor Roll for its commitment to volunteering, service-learning and civic engagement. Bay State College has approximately 800 students enrolled in day, evening and online bachelor’s degree programs as well as range of associate’s degree and certificate programs. Non-traditional students have the option of earning an online degree or attending evening college courses at Bay State’s two locations in Boston and Taunton, MA. Visit baystate.edu for more information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the quarter and full year 2017 and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8104

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-5730-6200

Email: ambow@tpg-ir.com